FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
8 February 2007
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By:   /s/ Stuart MacKenzie
___________________________
Name: Stuart MacKenzie
Title:   Group Secretary & General Counsel
Date: 8 February 2007

LIHIR GOLD LIMITED	Stock market codes:
Incorporated in Papua New Guinea	ASX – LHG
ARBN 069 803 998	NASDAQ – LIHR
POMSoX – LHG
8 February 2007
Lihir Gold powers ahead
Leading gold miner Lihir Gold Limited has commenced commissioning of its 20 Megawatt geothermal power plant expansion at the company’s gold mine and processing facility in Papua New Guinea.
The US$40 million facility increases total geothermal power generation capacity at Lihir’s operation to 56MW, and significantly reduces consumption of heavy fuel oil for electrical power generation.
Geothermal power will save Lihir Gold approximately US$40 million in 2007 compared to the cost of heavy fuel oil power.
It will also generate revenues of around US$3 million per annum from the sale of carbon credits on global markets, as the geothermal facility is registered under the Clean Development Mechanism of the Kyoto Protocol.
Lihir Gold CEO Arthur Hood said geothermal power would supply 75 per cent of the operation’s 2007 electrical requirements of approximately 75 MW. That includes the 20MW power draw for the new flotation circuit which is in the final stages of construction and due to commence commissioning in March.
“The completion of the geothermal power station on schedule represents a major achievement for Lihir. Access to low cost power provides us with a significant advantage, reducing our costs and underpinning the long term future of the project,” he said.
The company recently announced the start of a feasibility study into lifting annual gold production to more than 1 million ounces per year. To meet the additional power needs for increased future gold processing capacity, the company is investigating further expansions of the power plant and continues to explore for further geothermal steam reserves.
“At 1c per kilowatt hour compared with HFO generated power at a cost of 12 cents per kilowatt hour, geothermal power provides Lihir Gold with a cheap, reliable and renewable power supply that also offers significant environmental benefits,” Mr Hood said.
The additional 20MW facility is expected to reach full production by the end of March 2007, after one month of reliability testing.
Lihir Gold’s 23.6 million ounce gold reserve lies in the crater of an inactive volcano on Lihir Island, in the New Ireland province of PNG. The remnant geothermal energy at depth was originally seen as a challenge for mining, but has since been developed as a major source of power. The steam released from the ore body by drilling is tapped and used to drive steam turbines. Lihir began harnessing the natural geothermal resource at its operations in 2003 by developing a 6MW pilot plant. The success of that project led to the commissioning of a 30MW station in July 2005, which has now been expanded to 50MW. The original 6MW plant has recently been relocated to enable expansion of the mining area, and will resume production during March.
FOR FURTHER INFORMATION:
Investor Relations Manager Joe Dowling
Ph +61 7 3318 3308, Mobile: 0421 587 755
Joe.Dowling@lihir.com.pg